

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Sunil Mathew
Senior Vice President and Chief Financial Officer
Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

     Re: Occidental Petroleum Corporation
         Form 10-K for Fiscal Year Ended December 31, 2023
         File No. 001-09210

Dear Sunil Mathew:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Energy & Transportation